UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated May 21, 2025.
2.	Press release dated May 21, 2025.
3.	Press release dated May 21, 2025.

Item 1

Results of the Millicom (Tigo) AGM and EGM held today

Luxembourg, May 21, 2025 – Millicom International Cellular S.A. (“Millicom”) held its Annual General Meeting (“AGM”) and Extraordinary General Meeting (“EGM”) of shareholders today.

All of the AGM and EGM resolutions proposed by the Board of Directors and its Nomination Committee were adopted by Millicom’s shareholders.

Resolving in favor of all the Nomination Committee’s proposals, the AGM set the number of directors at eight and re-elected María Teresa Arnal, Bruce Churchill, Blanca Treviño de Vega, Jules Niel, Pierre-Emmanuel Durand, Maxime Lombardini, and Justine Dimovic as Directors, and elected Pierre Alain Allemand as a new Director. Maxime Lombardini was elected as Chair of the Board of Directors.

All other resolutions set out in the convening notice for the AGM were also duly passed, including approval of:

(i) The annual accounts and the consolidated accounts for the year ended December 31, 2024.

(ii) The allocation the results of the year ended December 31, 2024, to the unappropriated net profits to be carried forward; and a dividend distribution of USD 3 per share to be paid in four equal installments on or around July 15, 2025, October 15, 2025, January 15, 2026, and April 15, 2026.

(iii) The discharge of all the current and former Directors of Millicom who served at any point in time during the financial year ended December 31, 2024, for the performance of their mandates.

(iv) The re-election of KPMG as the external auditor of Millicom.

(v) The remuneration to the Board and external auditor.

(vii) The Share Repurchase Plan.

All resolutions set out in the convening notice for the EGM to amend the articles of association were also duly passed, including:

(i)	The Authorization to the Board to cancel any repurchased shares.

(ii)	The removal of the reference to the Swedish Corporate Governance Code and the removal of the requirements regarding the composition of the Nomination Committee.

(iii)	The reinstatement of the casting vote of the Chair of the Board in the event of a tie, as provided by article 444-4 (2) of the 1915 Law.

(iv)	The removal of the requirement that written board resolutions can only be adopted in cases of urgency or exceptional circumstances.

(v)	The authorization of the participation of shareholders in general meetings through electronic means and video conference.

(vi)	Full restatement of the Company’s Articles of Association to incorporate the changes above, as well as changes reflecting the recent delisting of Millicom’s securities from NASDAQ Stockholm.

The minutes of the AGM and EGM will be published as soon as these are available on the Millicom website: https://www.millicom.com/our-company/corporate-governance/shareholder-meetings/

-END-

For further information, please contact:

Press:	Investors:
Sofia Corral, Director Corporate Communications press@millicom.com	Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2025, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

Item 2

Millicom (Tigo) cancels 3,096,305 treasury shares

Luxembourg, May 21, 2025 – The Board of Directors of Millicom International Cellular S.A. (“Millicom” or the “Company”) approved the cancellation of 3,096,305 shares that will not be used for compensation programs,  pursuant to the authorization granted by the extraordinary general meeting of shareholders held today and the share repurchase plan approved by the annual general meeting of shareholders held on May 23, 2024. As a result, the Company’s issued share capital will be reduced to USD 253,500,000, represented by 169,000,000 shares.

Article 5 of the articles of association of Millicom will be amended as follows:

"The Company has an issued capital of two hundred and fifty-three million five hundred thousand United States dollars (USD 253,500,000) represented by one hundred and sixty-nine million (169,000,000) shares with a par value of one United States dollar and fifty cents (USD 1.50) each, fully paid-in.”

-END-

For further information, please contact:

Press:	Investors:
Sofia Corral, Director Corporate Communications press@millicom.com	Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2025, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

Item 3

Millicom (Tigo) to Acquire Telefónica’s Operations in Uruguay for USD 440 Million, Expanding Presence in South America

Key Highlights:

•	Acquisition strengthens Millicom’s presence and scale across South America.

•	Expected to be EFCF accretive starting in 2026.

•	Diversifies Millicom’s cash flow sources in a country with a favorable macroeconomic outlook and investment-grade credit rating.

•	Significant synergies anticipated across network, operations, and commercial integration.

•	Positive market outlook supported by a stable regulatory environment and strong mobile market fundamentals, providing a solid foundation for sustainable growth.

Luxembourg, May 21, 2025 — Millicom International Cellular S.A. (“Millicom”) today announced it has entered into a definitive agreement to acquire 100% of Telefónica Móviles del Uruguay S.A. for an enterprise value of USD 440 million. This strategic acquisition aligns with Telefónica’s regional repositioning and enables Millicom to consolidate its leadership position in South America.

Millicom expects the transaction to be EFCF accretive as early as 2026, driven by operational efficiencies and integration with its existing regional footprint. Upon closing, the company anticipates immediate scale benefits, enhanced synergies, and long-term value creation across its Latin American platform.

The transaction further diversifies Millicom’s cash flow sources, reducing overall risk supported by Uruguay’s stable macroeconomic environment and investment-grade credit rating (BBB+). The deal is expected to temporarily increase Millicom’s leverage by approximately 0.1x.

Strategic Rationale:

•	Acquisition of a well-established, profitable mobile operator with nationwide coverage in Uruguay.

•	Infrastructure and commercial synergies with Millicom’s existing operations in Paraguay and Bolivia.

•	Strengthens Millicom’s digital ecosystem, enabling enhanced bundling and service innovation.

•	Reinforces Millicom’s mission to accelerate digital inclusion and sustainable development in Latin America.

Marcelo Benitez, CEO of Millicom, stated:
“This acquisition represents a key milestone in our purposeful growth strategy across Latin America — especially in Uruguay, a country with strong fundamentals and a forward-looking digital agenda. We are committed to being a long-term partner in Uruguay’s digital development by investing in mobile infrastructure, improving service quality, and fostering innovation and talent development.”

The transaction remains subject to customary closing conditions, including regulatory approvals.

Country Profile: Uruguay

•	Highest GDP per capita in Latin America at USD 22,400 (2024), with a stable currency and investment-grade economy (BBB+).

•	Politically and institutionally stable, offering a favorable regulatory environment for foreign investment.

•	Telecommunications market includes three mobile network operators and a competitive fixed-line and pay TV landscape.

•	Telefónica Uruguay is the second-largest mobile operator, operating in a stable and growing market.

•	Mobile market growing approximately 4% annually since 2022, driven by rising postpaid adoption and the region’s highest ARPU.

•	Regulatory focus remains on quality of service and universal access.

-END-

For further information, please contact:

Press:	Investors:
Sofia Corral, Director Corporate Communications press@millicom.com	Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2025, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: May 23, 2025